EXHIBIT 1

CryptoLogic Inc.

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2006

Dated March 28, 2007

TABLE OF CONTENTS

ITEM 1: INTRODUCTION	1
ITEM 2: CORPORATE STRUCTURE	1
Name, Address and Incorporation	1
Intercorporate Relationships	2
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS	3
Three-Year History	4
ITEM 4: DESCRIBE THE BUSINESS	10
Summary	11
Principal Markets	11
Distribution Methods	13
Revenue	14
Production and Services	14
Specialized Skill and Knowledge	15
Competitive Conditions	15
New Products and Services	16
Intellectual Property	18
Cycles	19
Economic Dependence	19
Changes to Contracts	19
Employees	19
Foreign Operations	19
Risk Factors	20
ITEM 5: DIVIDENDS	28
ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE	28
ITEM 7: MARKET FOR SECURITIES	28
ITEM 8: DIRECTORS AND OFFICERS	29
ITEM 9: AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	33
ITEM 10: LEGAL PROCEEDINGS	34
ITEM 11: TRANSFER AGENTS AND REGISTRARS	35
ITEM 12: NAME OF EXPERTS	35
ITEM 13: ADDITIONAL INFORMATION	35
SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE	36

Item 1:    INTRODUCTION

All dollar amounts in this Annual Information Form are in United States dollars, except where indicated otherwise. Effective January 1, 1998, CryptoLogic Inc.’s (“CryptoLogic” or “the Company”) reporting currency is in United States dollars. Some figures and percentages may not total exactly due to rounding.

Certain general information contained in this Annual Information Form concerning the industry in which the Company operates has been obtained from publicly available information from third party sources. The Company has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Company has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Certain statements contained in this Annual Information Form constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding the growth of the online gaming industry and future governmental, legislative and legal developments. When used in this document, the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Item 2:    CORPORATE STRUCTURE

Name, Address and Incorporation

CryptoLogic Inc. was formed by articles of amalgamation (the “Amalgamation”) under the Business Corporations Act (Ontario) effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited. Immediately prior to the Amalgamation, Biroco Kirkland Mines Limited did not carry on active operations.

The Company’s registered office is located at 220 Bay Street, 7th Floor, Toronto, Ontario, Canada, M5J 2W4. The Company’s head office is located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7.

On June 28, 1996, the Company changed its name from “Inter.tain.net Inc.” to its current name, “CryptoLogic Inc.”

Intercorporate Relationships

The organizational structure of the Company and our operating subsidiaries (collectively, the “Subsidiaries”) as of December 31, 2006 is set forth below. CryptoLogic is the software group located in Canada, which provides software development, upgrades and technical support for WagerLogic Limited (“WagerLogic”). Located in Cyprus and the United Kingdom (“UK”), the WagerLogic group of companies provides software hosting and licensing for our Internet gaming software, e-cash systems and support, customer support, marketing support and other services to third-party gaming operators or licensees around the world. Our WagerLogic subsidiary is responsible for the overall licensing of our total gaming software solution and services including the provision of 24/7 customer support to our licensees’ global player base. Our ECash Direct subsidiary provides e-cash systems and support that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our AdsDotCom subsidiary offers marketing services to licensees. For the remainder of this document, the consolidated operations of the Company and our Subsidiaries will be referred to collectively as “we”, “our”, the “Company” or “CryptoLogic,” unless otherwise specifically noted.

Note: In all cases in the above chart, the parent company owns directly or indirectly, all of the issued and outstanding shares of the applicable subsidiary.

Item 3:    GENERAL DEVELOPMENT OF THE BUSINESS

Founded in 1995, CryptoLogic is a pioneer and a global leading software developer and services provider to the Internet gaming market, outside of the United States, around the world through offices in Cyprus and the UK. Today, we are one of the industry’s longest-established publicly traded online gaming software companies, with our software development operations in Toronto, Canada. Our wholly-owned subsidiary, WagerLogic Limited (“WagerLogic”), provides software hosting and licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators.

CryptoLogic’s software offers a complete online gaming solution to licensees which is comprised of:

1.	A broad, turn-key Internet-based game suite featuring:
•	more than 260 download and non-download casino table and slot games
•	player-to-player poker
•	multi-languages (English, Spanish, Greek, Japanese, Chinese, French, German, Italian)
•	multi-currencies (US dollars, British pounds and Euros)
•	multi-platforms (download, non-download (Java and Flash), wireless)
•	multi-player bingo;

2.	E-cash systems and support for player deposits and withdrawals;

3.	Business intelligence and data analysis tools to assist licensees in their marketing efforts;

4.	Licensee support through WagerLogic’s 24/7 multi-language customer support; and

5.	Marketing support services, to assist licensees to develop and execute strategies for marketing their online gaming businesses.

WagerLogic licenses our software products and services to a select international client base (“licensees” or “customers”), while retaining ownership and control of the software. As at December 31, 2006, we had 10 licensees located around the world, including well-known UK and global land-based gaming organizations.

Our licensees operate under government authority where their Internet business subsidiaries are domiciled, in the Netherlands Antilles. During the year, one of our customers was a licensed operator in Alderney, a British Crown Dependency in the Channel Islands, and that customer relationship has since been terminated. We added three new licensees in 2006: DTD Poker; Betsafe.com; and Oceania Caribe Licensing NV (PlayboyGaming). Since December 31, 2006, we have added two new licensees, a private company in Malta operating Parbet.com, and Holland Casino, which is expected to launch in June 2007.

Substantially all of our revenue is of a recurring nature. WagerLogic’s licensees pay an ongoing fee over the contract term for the licensing of our software and services, calculated as a percentage of each licensee’s level of activity. In 2006, 10.5% (2005: 7.3%) of our revenue came from other sources, including software customization, certain marketing support services, advertising services and interest income.

Historically, revenue has been seasonal with slower sales in the summer months (our second and third quarters), when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

Three-Year History

The global online gaming industry including the United States grew from $5.7 billion in 2003 to $10.7 billion in revenue in 2005 (source: Global Betting and Gaming Consultants, February 2007 (“GBGC”)). However, on September 29, 2006, the United States Congress approved the Unlawful Internet Gambling Enforcement Act (UIGEA), which prohibits financial transaction processing in the US online gaming market. Accordingly, we worked with WagerLogic’s licensees to ensure that they stopped taking wagers from US-based players immediately. The Act was made law on October 13, 2006. Earlier US legislation, including US federal and state statutes, has been, and could continue to be, construed to prohibit or restrict gaming through the use of the Internet. Also, some US credit card processors had already been blocking online gaming transactions, dating back to 2001.

At the time the UIGEA was passed, the entire US market was estimated to represent approximately 50% of the global online gaming market (GBGC). Approximately 70% of our licensees’ revenue was derived from international sources; the significant international representation among CryptoLogic’s licensees’ player base was a direct result of the Company’s strategy since 2002 to focus on licensees that primarily target international markets, most notably the UK and Continental Europe. In 2001, only 30% of licensees’ revenue came from players outside the US. After the UIGEA enactment, 100% of licensees’ revenue came from outside the United States.

We anticipate that the industry-wide impact of UIGEA will have a significant short-term impact on our financial results and may increase competition in our core European markets. However, as our licensees have significant exposure to the international market compared to those of our significant competitors, we believe that we remain in a strong competitive position. As evidence of this strength, the Company has signed four new licensees (Betsafe, DTD Poker, a private company in Malta that operates Parbet.com, and Holland Casino) and renewed an agreement for three years with one of its largest customers, the UK betting company William Hill, subsequent to the passage of the UIGEA.

It is not yet clear what the full effect of the UIGEA will be on the growth and size of the overall Internet gaming industry. However, CryptoLogic will not support licensees who participate in the US market until the legislative environment there permits.

International markets such as the UK and Continental Europe have become a core focus for CryptoLogic over the past three years. Our international strategy focuses on investing in and capitalizing on our relationships with leading, international brand name licensees in international markets that are embracing Internet gaming and represent attractive growth potential.

In the UK, we are investing in initiatives to position the Company for the pending implementation of the regulatory framework under the new Gambling Act 2005, and to offer this jurisdiction as an option for our customers, provided it is practicable to do so. In enabling the regulation of Internet gaming for the first time in the UK, this Act opens the door to a large, credible and stable industry in a regulated and licensed environment, which is expected to become fully operational by September 2007.

Elsewhere in Europe the legislative environment continues to evolve, with some countries showing signs of following the UK’s lead while others are moving to protect state gambling monopolies. The EU Commission has commenced infringement proceedings against nine Member States that are taking a protectionist approach— a development that the Company believes is favourable to the industry in Europe. CryptoLogic has long advocated a regulatory approach to foster a transparent, credible and growing online gaming industry. We have sought and achieved certification of our software in strictly regulated jurisdictions. It is through this process that we maintain our reputation as the pioneer in online gaming and a trusted provider for licensees and their customers.

While online gaming continues to promise vast potential, it is expected to account for only 5.5% of global gambling revenue by 2012 (source: GBGC). The market is already dominated by several major operators. Competition is intensifying for players and market position. The industry is undergoing consolidation as operators increase market share through acquisition. We continue to operate in a challenging business environment faced with regulatory uncertainty including ongoing efforts aimed at banning or restricting online gaming.

As the industry becomes increasingly competitive and sophisticated, we must offer a strong value proposition to our customers to help them respond to players, who are demanding more choice and entertainment value. Accordingly, CryptoLogic continues to emphasize product innovation in our core Internet casino and Internet poker software, which are proven, major growth markets in online gaming. We continue to offer an expanding array of new and innovative products and services that enhance the game experience and create opportunities for licensees to improve their marketing and help them attract, retain and re-activate players, and to ensure CryptoLogic remains an industry leader. In order to accomplish this, considerable time and financial resources have been invested in strategic areas of our product development and system capabilities over the past three years. Above and beyond our significant normal course expenditures, in the third quarter of 2004 CryptoLogic implemented a $12.5 million investment program. The program, continued in 2005, significantly upgraded our casino and poker game offering, system infrastructure and scalability and back-office systems and customer support. In 2006, the Company invested further to maintain its strategic flexibility in technology, specifically enhancements to graphics and functionality aimed at the online players themselves; back office upgrades, including strengthened e-cash systems and support, data analytics, reporting and fraud detection; and software adaptability to changing jurisdictional requirements. Most significantly the Company in 2006 invested in software enhancements and process to allow faster and more efficient implementation of new casino and poker games by licensees, including alternate languages and currencies; this investment phase is expected to be substantially completed in 2007, and is expected to give the Company a material competitive edge.

The following summarizes key milestones the Company has achieved over the past three years that have been important to maintaining our stature as a leading publicly traded software company in the online gaming industry:

International growth – CryptoLogic has achieved increasing geographic diversification. Licensees’ revenue from international sources was 70% of total revenue at the time the UIGEA passed, a steady increase from over 65% in 2005, over 60% in 2004, and only 30% in 2001, after which the Company initiated its strategy to focus on global markets. As a result of the UIGEA, 100% of licensees’ revenue now comes from outside the US. We work with some of the best international names in online and land-based gaming, as well as major entertainment brands, including William Hill, PlayboyGaming, Littlewoods Gaming, InterCasino and ukbetting. We have developed a strong presence in the UK. In April 2005, the UK enacted law to regulate online gaming for the first time in that jurisdiction. The British government is currently drafting the underlying rules and codes to establish its new regulatory framework. However, there is no assurance that the UK regulatory regime will provide a commercially-viable market and may create restrictions that can have a material adverse effect on our customers, our business, revenues, operating results and financial condition. The true impact of the new UK Gambling Act will not be known until these rules and regulations are made public.

1.	Our licensees’ geographic mix represents a well-diversified business that mitigates regulatory uncertainty in any one jurisdiction, while taking advantage of opportunities around the world.
In order to focus on quality of licensees that yield the greatest “return on effort”, WagerLogic decided to rationalize and reduce the number of licensees from a high of 21 in 2003 to 10 in 2006. Over this same period, CryptoLogic’s revenue and earnings have increased 135% and 163% respectively (2003 revenue: $44.2 million, 2003 earnings: $9.4 million). CryptoLogic solidified its customer base in 2006 through a number of agreements:

•

Signed three new licensees: PlayboyGaming (casino and poker), Betsafe (poker) and DTD Poker (poker). DTD Poker launched in December 2006, while PlayboyGaming poker and Betsafe launched in January 2007;

•	Renewed for five years the financial terms with our largest customer, Overseas Internet Gaming Entertainment NV, which operates the award-winning InterCasino and Interpoker sites;
•

Renewed our exclusive relationship with major customer, William Hill, under financial terms that are materially the same as those in our former agreement, with rate incentives for William Hill to increase gaming activity. The term is for three years, which can be shortened if after working together the companies decide that the relationship is significantly hampered by the terms of the UK Gambling Act, to be implemented in September 2007;

•	Renewed an agreement with ukbetting to be the exclusive poker software provider through to 2009 and a non-exclusive casino software provider until 2008; and
•

Announced Holland Casino as a new customer. A milestone exclusive three-year agreement was announced in February 2007 to provide both poker and casino software for Holland Casino, the Netherlands Government-owned casino operator. The new site, run by Holland Casino on behalf of the Dutch government, is expected to launch in June 2007, and will be available to residents of Netherlands only.

Betfair exited the Cryptologic poker network at the end of October 2006, having announced in 2005 its intention to bring its poker software in-house. Betfair had been added as a new licensee in 2004 as a poker-only customer operating a sports betting exchange outside the US. Betfair’s decision was in line with its long term strategy to own and operate all of its core products. The Ritz Club also left our network in the fourth quarter. We expect that revenue and player growth from continuing licensees in both poker and casino and revenue from new sites launched or launching subsequent to the exit of Betfair and the Ritz Club Online, including PlayboyGaming, Betsafe, DTD Poker, Parbet and Holland Casino will help offset the effect of the departure of these two licensees, as well as the industry-wide impact of the UIGEA enactment.

The addition of relatively few customers over the past three years is a reflection of the Company’s “return on effort strategy”. During this time, CryptoLogic has sought licensees that meet these strict criteria:

•	An established brand that works well on the Internet;
•	An audience with a propensity to gamble; and
•	Sufficient resources and commitment to be successful marketing the business.

In the online casino market, this has not changed. It is difficult to get a sufficient return by adding smaller, less-established casino customers. However after we implemented significant poker technology enhancements in 2006, we now have the infrastructure and capacity in place to pursue more aggressively less-established European Internet poker brands that offer exciting growth potential, like Betsafe and DTD Poker. We intend to pursue additional similar opportunities.

In 2006, we also established our first Asian presence by hiring a Managing Director for Asia-Pacific, based in Singapore. The population of Asia is approximately 10 times that of North America and gambling has been part of the Asian culture for thousands of years. In January 2007 the Company demonstrated success in executing its strategy to grow in Asia when we signed a memorandum of understanding with Brilliance Technology Co. (“Brilliance”) and 568 Network Inc. (“Game568”) to create a joint venture to penetrate the high growth, high potential Chinese market. While CryptoLogic believes that Asia will be the next major Internet gaming market, there are regional legislative issues and limited payment forms to support the industry today Accordingly, CryptoLogic foresees modest revenue in 2007 and significant revenue from Asia only beginning sometime beyond 2007.

2.

Market-oriented solutions – Although CryptoLogic was instrumental in pioneering the Internet gaming software industry, there has been increasing competition over the past three years. In order to remain an industry leader, we have invested and continue to invest significantly in product research and development and service enhancements, including our major investment program highlighted earlier. The Company has launched a major initiative to upgrade its software development capability (refer to page 5 above).

In the last few years, we have continued to expand and enhance our core casino and poker software. Since 2004, we have introduced 94 popular new slot and casino table games. Some highlights include unique, first-to-market offerings such as:

•

The Internet’s first and only multi-currency jackpot video slot games featuring popular Marvel action characters such as The Incredible Hulk, Daredevil and X-Men, and more recently Thor, Elektra, and Ghost Rider, which brands have been exclusively licensed for CryptoLogic-developed games;

•

The world’s first and only play-for-real slot versions of highly popular online casual games, such as CubisTM, an award-winning, three-dimensional puzzle game, and Bejeweled, a gem-matching game—both among the most popular games played on AOL, MSN and other major portals;

•

Our own patented progressive jackpot slot, Millionaires Club™, which offers the largest online jackpot in history, currently exceeding five million dollars—or pounds or euros, depending on the currency wagered;

•	Our Texas Hold’em Bonus Poker is the first-ever online version of the widely popular land-based casino game - combining the huge popularity of poker with the excitement of a casino card game; and
•	The Internet’s first “Fruit Machines”, a tradition in UK pubs.

Over the past three years, we have also continued to expand the game offering and functionality of our poker software including:

•

A major upgrade to our poker platform that significantly increases the capacity for simultaneous online playing, allowing for near-perfect network uptime, and enables “live” seamless updates of new features and games,;

•

An appealing poker software redesign that includes enhancements to the main lobby, game tables and tournament lobby, making it easier than ever for players to navigate, select their game and stake level, and access key statistics on games, tournaments and their play;

•

Introduced Hold’Em BlackjackTM, a brand new game developed by CryptoLogic that combines the simplicity of blackjack with the intensity of poker. Hold’Em BlackjackTM breathes new life into the traditional game of 21 by giving players the betting and bluffing excitement of Texas Hold’Em Poker along with the straightforward play of casino blackjack;

•

Introduced Thunder TournamentsTM for high-speed tournament action, broader access to land-based tournaments, and a tournament leader board to give licensees opportunities to create exciting new events;

•	Launched My Poker Points, a loyalty rewards system; and
•	Launched a Spanish poker site for William Hill, adding to the Greek site we created for them in 2005. Such localized sites are critical advantages in an increasingly competitive European market.

To help our licensees understand, respond to and market to their players in a personalized fashion, we also enhanced our back-office, decision-management and contact centre tools. We have continued to expand our payment solutions including new e-check/debit methods (e.g. Click2Pay, EverywhereMoney, PaySafe™), added a new European processor and expanded fraud controls (e.g., third-party address/credit card verifications, negative databases, poker fraud tool).

3.

Regulatory leadership – We are one of the few online gaming providers in the world to have our software certified in highly regulated jurisdictions comparable to land-based casino standards. In order to achieve government approval, we were subject to extensive probity to ensure the integrity of our Company and key personnel, and our software was reviewed and certified by government-accredited independent testing organizations that audited our software to ensure fair and responsible gaming. Listed on the TSX, NASDAQ Global Select Market, and Main Board of the London Stock Exchange, CryptoLogic is one of the first publicly traded online gaming software companies in the world. Our public company transparency, regulatory approval and experience provide us with a competitive advantage as more jurisdictions such as the UK move to implement high regulatory standards for online gaming.

Trends

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position, growth in online poker is moderating from previous exponential rates, and the global legislative environment for online gaming continues to evolve. Despite these challenges, CryptoLogic remains optimistic about the future of online gaming and believes that its disciplined strategy will continue to help the Company remain a leader within it.

In order to remain competitive, CryptoLogic has had to devote increasing financial and human resources to meet the technological and regulatory challenges associated with remaining an industry leader. As product diversification and player sophistication increases, our need to hire greater numbers of software and industry specialists has increased. This has contributed to higher operating costs to accommodate the growth of our business and in order to maintain our competitive advantage in our priority game areas. In particular, we have increased investments in Internet casino and poker to broaden our product offering in response to growing competition and player demands. We have already experienced positive returns from these investments. See page 5 above,

Given the trend to regulate online gaming in certain European markets, the costs associated with carrying on business may increase as regulatory initiatives may require greater resources to meet changing compliance standards. Changes in regulatory requirements, including regulatory fees and taxation, could impact on the costs of doing business.

In 2007, financial results of the Company will be negatively affected by the industry-wide impact of UIGEA as it will reduce revenue in the short term, and while we are exercising even tighter control over discretionary expenses, we are not planning a cost reduction sufficient to offset the lost revenue. Management estimates that the UIGEA enactment, which had an industry-wide impact, resulted in approximately $8 million in lost revenue in the fourth quarter and $6 million in lost earnings related to those revenues. Management estimates that the enactment of the UIGEA would have reduced revenue by $31 million and earnings by $24 million if the act had been in force for all of 2006. Management estimates that the UIGEA will result in lower revenue and earnings in 2007. By the latter part of 2008, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

The Company is being very vigilant to ensure revenues and expenses remain at an acceptable ratio and is not planning significant changes to its cost structure at this time. The Company will use current resources to execute current projects and take advantage of significant revenue-enhancing opportunities in Europe, Asia and other major international markets. CryptoLogic remains optimistic about the future of online gaming and the Company’s position as one of the leaders within it. The Company is in excellent financial position to build on the global strategy that has led to record results in both 2005 and 2006. In particular, the Company will:

•

Continue its game innovation strategy. The Company is fully committed to several innovative casino and poker projects, both underway and planned, and is confident they will contribute to building licensees’ revenue as similar projects have done before;

•

Aggressively pursue new poker opportunities, like Betsafe and DTD Poker, that will enhance the liquidity of our licensees’ poker network—already one of the world’s largest that excludes US-based players. The Company will also continue to pursue “blue chip” casino opportunities in accordance with its return on effort strategy;

•	Control and optimize expenditures by a thorough, ongoing review of discretionary costs, operating expenses and capital expenditures;
•

Aggressively pursue strategic, accretive acquisition opportunities to accelerate the advancement of the Company’s strategies. Acquisition opportunities have multiplied since passage of the UIGEA, and the Company will continue to evaluate new and existing prospect; and

•	Expand in Asia. CryptoLogic will continue to build its European leadership position and over time will expand its Asian presence to become a significant participant in this large, emerging market.

To advance its global strategy, CryptoLogic announced in September 2006 a proposal, subject to regulatory and shareholder approvals, to establish its headquarters in the Republic of Ireland and listing on the Main Market of the London Stock Exchange, while maintaining its NASDAQ and Toronto Stock Exchange listings. The headquarters functions of the Chief Executive Officer, the Chief Financial Officer, the Vice President of Human Resources, and the head of Investor Relations will be transitioned to Ireland. We believe that locating the Company’s executive headquarters in Europe will provide several strategic benefits, including:

•	Bringing the Company closer to the world’s major markets that embrace Internet gaming, and therefore, closer to its key customers, investment community and prospects;
•	Operating in a gaming-friendly environment that enables the Company to provide a wider range of marketing support and brand management services to licensees;
•	Broadening the Company’s strategic acquisition opportunities; and
•	Focusing on increasing the trading of the Company’s shares on the London Stock Exchange, the major market for trading Internet gaming stocks.

The Company expects to hold a shareholders’ meeting in connection with this matter in May 2007. If approved by shareholders, the new executive office is expected to increase costs and capital expenditures for the year. While for the most part, management personnel will remain unchanged, Lewis Rose, CryptoLogic’s President and CEO, has chosen not to relocate to Ireland due to family commitments, and the Company has hired an executive search firm which has been actively seeking the most suitable replacement. CryptoLogic believes that the strategic benefits of the new location will yield a significant return on investment by better positioning the Company for the future.

Not all changes in the industry are foreseeable, but the growth of the industry, heightened competition and anticipated legislation will likely accelerate the need to offer comprehensive player solutions at an increasing rate.

Significant Acquisitions

On January 15, 2007, CryptoLogic completed the purchase of the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room. CryptoLogic licensed the Parbet assets, poker software, payment processing services, multi-lingual customer support and services to a private Maltese online gaming company that will operate Parbet.com. The purchase included all rights to the Parbet brand name, associated domain names such as Parbet.com, customer lists, databases and players’ cash on deposit.

Under the agreement, WagerLogic paid $11.9 million for the brand and assets, and may potentially pay additional amounts up to a maximum amount of $5.3 million, contingent on improved performance of the assets over a six-month earn-out period.

The purchase extended the Company’s brand ownership and management strategy, which it has used very successfully with the award-winning InterCasino and InterPoker brands and related brands, such as ExtremePoker. Under this strategy, WagerLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services, and marketing support services, in order to generate higher revenue to WagerLogic.

Item 4:    DESCRIBE THE BUSINESS

Summary

CryptoLogic is one of the first publicly listed online gaming software developers and suppliers, and a leader in the global Internet gaming industry. We trade on the Toronto Stock Exchange (symbol: CRY), NASDAQ Global Select Market (symbol: CRYP) and the London Stock Exchange’s Main Market (symbol: CRP). Our head office is located in Toronto, Canada and provides software development, upgrades and technical support for WagerLogic, a wholly-owned subsidiary of CryptoLogic, as well as all usual administrative functions. Located in Cyprus and the UK, the WagerLogic group of companies provides licensing and hosting for our Internet gaming software, e-cash systems and support, customer support, marketing support and other services to third-party gaming operators or licensees around the world. Our e-cash ssystems and support system enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our 24/7 customer call centre support helps our licensees’ players with technical questions or assistance with the gaming software and e-cash accounts.

As at December 31, 2006, we had 10 licensees located around the world including a number of well-known UK brand name and land-based gaming organizations. Our licensees have government authority to operate their online gaming operations in the Netherlands Antilles.

Principal Markets

CryptoLogic, through WagerLogic, provides a complete, turn-key online gaming solution predominantly focused on the Internet casino and poker markets of the global online gaming industry. We work with a select group of international brand name licensees and target prospective licensees with a focus in the key geographic markets for online gaming including the UK and Continental Europe, which we view as the regions that offer the best near-term growth opportunities. As a result of the UIGEA, the Company will not support licensees who take wagers from US-based players. In the longer term, we see Asia as the next major market. The population is ten times that of North America and gaming has been part of the culture for thousands of years. However, significant regulatory and commercial challenges remain in the market, which the Company does not believe will be resolved immediately. In 2006 CryptoLogic established its first Asian presence in Singapore and the Company is developing its strategy for the region from that base. As well the Company announced it had entered a memorandum of understanding to create a joint venture for China (see page 8).

Our total online gaming solution is comprised of:

1.	A broad, turn-key Internet-based gaming software suite featuring:
•	more than 200 downloadable casino table and slot games and over 60 non-download games

•	player-to-player poker
•	multi-player bingo
•	multiple languages (English, Spanish, Japanese, Chinese, French, German, Italian, Greek)
•	multiple currencies (US dollars, British pounds and Euros)
•	multiple platforms (download, non-download (Flash and Java ), wireless)
•	play-for-fun and play-for-cash mode
2.	Proprietary e-cash systems and support;
3.	24/7 multi-language customer support;
4.	Back-office support tools to assist licensees with their marketing efforts; and
5.	Marketing support services

Our Internet-based gaming and electronic commerce software products are used by licensees to create virtual casinos, poker rooms or bingo halls. Currently, no customer licenses our bingo software. The downloadable software package transfers the “front end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers. The software package utilizes each user’s computer to generate the graphics of the virtual casino, poker room or bingo hall, while the licensees’ gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable. Many of our most popular casino games are also available on either the Flash and Java platforms, which provide an entertaining gaming experience without having to wait for software to download.

Among other things, our software contains proprietary encryption features, which allow secure transmission of data, and permits our licensees to offer multi-player games, a panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.

As part of our commitment to safe and responsible gaming, our gaming solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gaming activity and financial transactions. We are also able to restrict registration and game play from residents of prohibited jurisdictions.

Our gaming solution is complemented by e-cash systems and support. We provide Internet-based electronic commerce support and technology to our licensees and their respective customers and maintain, through subsidiaries, electronic commerce accounts for both merchants of our electronic commerce software and their end-users. For the majority of our licensees, we report and remit to our licensees the net transaction revenues less licensing and support fees payable to the Company (as specified in the applicable licensing agreements). Some licensees have responsibility for their own e-cash systems and support to enable an integrated account of all their online offerings, which have our licensees remit licensing fees to us.

Utilizing our e-cash software, players can use a wide range of payment options, including credit and debit card and various electronic wallets. Web cashier accounts can be opened in United States dollars, British pound and Euros.

To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution. We have introduced and improved our back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players.

We also provide 24/7 customer support in the languages and currencies supported by our software for enhanced convenience to our licensees’ global player base, which is available to help players with technical questions or assist with the gaming software and e-cash accounts.

Increasingly, we view our marketing support services as a key differentiator in our product and service offering, as they form a key part of the Company’s brand ownership and management strategy. During 2006, OIGE NV, operator of the InterCasino, InterPoker and ExtremePoker brands, was the only licensee to use our marketing support services. In 2007, the Company will provide these services to Oceania Caribe Licensing N.V., operator of PlayboyGaming, as well. Our ability to offer these services was a key differentiator in winning the business of the Playboy brand.

It is our objective to continue to introduce innovative software products, support tools and services that appeal to broad segments of gaming audiences worldwide.

Distribution Methods

We currently market our technology and services through a select sales and marketing strategy whereby we identify key potential customers that meet our licensee profile, and then contact such prospects directly. We also attend industry trade shows around the world to generate new prospects, and respond to referrals from existing customers and other industry participants. Consistent with our “return on effort” philosophy, in recent years, CryptoLogic has sought licensees that meet these strict criteria:

•	An established brand that works well on the Internet;
•	An audience with a propensity to gamble; and
•	Sufficient resources and commitment to be successful in marketing the business.

In the online casino market, this has not changed. It is difficult to get a sufficient return by adding smaller, less-established casino customers. However after we implemented significant poker technology enhancements in 2006, we now have the infrastructure and capacity in place to more aggressively pursue less-established European Internet poker brands that offer exciting growth potential, like Betsafe and DTD Poker. We intend to pursue additional similar opportunities.

As a result of the UIGEA, the Company will not support licensees who take wagers from US-based players. We are leveraging our strong UK licensee base to continue to focus our sales and marketing efforts in our key markets of the UK and Continental Europe, and to explore longer term prospects in other markets such as Asia. Our strategy in these markets includes the use of or introduction of multi-language and multi-currency software versions, by marketing current languages and currencies and introducing new ones with existing and new customers, as well as exploring foreign payment options that increase the ability of our customers to attract a broader, international player base.

While Asia offers large market potential, this region represents a longer term opportunity because of higher barriers to entry due to fragmented legislation and no single popular payment form. In 2006, we established our first Asian presence by hiring a Managing

Director for Asia-Pacific, based in Singapore, who is responsible for our strategy development and implementation in the region and is identifying local partners that can help us establish meaningful contacts with governments and major, brand name gaming organizations. We will continue to pursue opportunities in this market that we believe will generate an appropriate return.

In January 2007 we demonstrated success in executing on this strategy, when we signed a memorandum of understanding with Brilliance and Game568 to penetrate the high growth, high potential Chinese market.

The three companies plan to jointly establish a new company in China to adapt our online casino and poker games to the Chinese market and develop new poker and casual, skill-based games that are more familiar to those players. Brilliance will establish an operator division to deliver the games in two modes: “play-for-fun” subscriptions for users in internet cafés and on mobile devices, and “play-for-money” through retail locations licensed by China Welfare Lottery, the nation’s gaming licensing authority. Brilliance will enter into an exclusive licensing agreement with respect to the new company’s online gaming software and service offering, and will apply for all required gaming licenses.

It is intended that Cryptologic’s investment will initially be a minority interest in the new company, with an option to increase its investment to a controlling position.

Revenue

Substantially all of our revenue is of an recurring nature in that WagerLogic’s licensees pay an ongoing fee over the contract term for the licensing and support of our software, calculated as a percentage of each licensee’s level of activity. Additional revenues are derived from other sources including fees for the provision of certain marketing support services, software customization and advertising services. Historically, we experience seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

In 2006, revenue was $104.0 million (2005: $86.3 million), with 89.5% (2005: 92.7%) of this amount represented by ongoing software licensing fees. Other revenue sources accounted for 10.5% of revenue (2005: 7.3%).

Fee revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. By contrast, fees from Internet poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. $59.2 million or 56.9% of our total revenue was derived from our casino business in 2006 (2005: $53.0 million or 61.4%). Internet poker fees grew to $33.9 million or 32.6% of total revenue in 2006 (2005: $27.0 million or 31.3%).

Production and Services

Through its wholly-owned subsidiary, WagerLogic, the Company’s gaming software, e-cash systems and support and 24/7 customer support, are licensed, typically as a complete solution, to an international customer base. WagerLogic licensees pay an initial one-time customization fee to brand the software to the look and feel of that particular customer and then an ongoing fee for the licensing and support of the software, calculated as described earlier. WagerLogic retains ownership and control of the software being licensed.

Fees for our marketing support services are reflected in both higher licensing fee rates as well as separate charges for specific work performed.

The Company’s research and development (R&D) activities are predominantly performed in Canada by approximately 23% of the Company’s workforce at 2006 year end. Certain game variations, themes and components may be outsourced to third-party development organizations. In 2004, we began to organize our Company into dedicated teams to specialize in strategic focus areas: i) casino and poker game development and enhancements; ii) system infrastructure and scalability; and iii) enhancement of our customer support and back-office systems. Of the Company’s total staff in 2006, 13% were in casino software development; 10% in poker software development; 8% in product support and compliance; 59% in licensee support operations; and 10% in administrative & finance. This representation is not expected to change materially. System infrastructure servers, which include gaming servers, e-cash servers, database servers and download servers, are required to ensure effective operations of licensees’ online gaming sites. The Company owns and maintains the infrastructure servers, which are located in various jurisdictions around the world in secure facilities. The game servers are owned by a third party and contracted to the Company for its use.

Specialized Skill and Knowledge

As at December 31, 2006, our Company, including our subsidiaries, employed 400 people, with 256employees located in Canada and 144located internationally. 90% of our staff are dedicated to development, licensee support operations and product support.

Our ability to attract and retain highly skilled technical and management personnel and a multi-lingual customer support staff is one of the key factors in our success.

As the demand for gaming options and the quality of products has increased, additional staffing requirements have been necessary to remain competitive. In 2006, our employees increased to 400 from 358 in 2005. We anticipate moderate future growth in the number of employees, particularly as we focus on tight control over costs in the wake of the UIGEA.

Competitive Conditions

Although online gaming is a fast-growing industry, it is becoming increasingly competitive and sophisticated. GBGC, a UK consulting firm focused on the land-based and online interactive gaming industries, estimates that the global market for online gaming, which is comprised of casino games, sports betting, poker, bingo, and lotteries, reached $7.2 billion in annual revenue in 2006 (excluding the United States), up from $2.7 billion in 2003. While it is difficult to confirm the exact number of Internet gaming sites since most companies are private, current estimates are around 2,300 online gaming properties down from more than 2,800 (source: GBGC) several years ago – which points to industry consolidation. As Internet gaming has developed and increased in sophistication, so have the players who can choose from a proliferation of sites. Competition for players’ attention and share of wallet is intensifying, and players are demanding more value, more games and the ultimate entertainment experience.

CryptoLogic’s primary focus areas are Internet casino and poker, which are proven, cash generative business sectors on the Internet. Online casino first developed 11 years ago. Therefore, Internet casino is a more mature marketplace, although it remains a major pillar at 33.5% of the global online gaming market in 2006 (excluding the United States) (source: GBGC). While online casino growth outside the US is predicted to remain healthy at over 21% per year in the next two years (source: GBGC), we expect it will be insufficient to compensate for the loss of the US market throughout the year. Industry experts forecast casino to reach $4.2 billion by 2012, excluding the United States (source: GBGC).

While Internet poker first took off a few years ago, it has grown almost eighteen-fold to an estimated $1.6 billion in 2006 (excluding the United States) (source: GBGC). This sector is already dominated by major operators offering liquidity (that is, a site which is well populated to ensure a player will always find a game, at the appropriate stake level and in the appropriate currency, around the clock), and a variety of games and tournaments. While online poker growth outside the US is predicted to remain strong at over 17% per year in the next two years (source: GBGC), we expect it will be insufficient to compensate for the loss of the US market in 2007. Industry experts forecast poker to reach $3.5 billion by 2012, excluding the United States (source: GBGC).

Licensees of our software compete with existing and more established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services, expand our system infrastructure and resiliency, keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. Given the stage of development of the industry and the number of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile. In addition to current known competitors, traditional land-based gaming operators and other entities, many of which have significant financial resources and name brand recognition, may provide Internet gaming services in the future, and thus become competitors of CryptoLogic. Increased competition from current and future competitors and increased expenditures has and could continue to result in the reduction of margins, or could result in the loss of market share.

The global nature of the Internet makes most Internet markets, including the online gaming industry, relatively accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to known current competitors.

New Products and Services

In 2006, we continued to introduce new poker software enhancements and features. We launched a redesigned poker interface. The appealing new design includes enhancements to the main lobby, game tables and tournament lobby, making it easier than ever for players to navigate, select their game and stake level, and access key statistics on the game and their play. We also introduced high-speed Thunder Tournaments™, our own unique poker game, Hold’em Blackjack™, and a tournament leader board that provides licensees with new opportunities to create exciting events and gives their players new chances to win. Finally, we provided poker players the ability to launch blackjack or any of our casino games from the poker room. Today, we offer one of the most extensive poker offerings on the Internet, ranging from play for fun, 0.15/0.25 to 150/300 games for a wider range of stakes, levels and speed of play, all in the three major currencies (US dollars, British pounds and Euros).

We continued to expand the capacity and resiliency of our poker system through a major upgrade that significantly increases capacity, allows for near-perfect network uptime, enables “live” seamless updates of new features and games, and gives licensees seamless mobility to locate their shared online poker room in markets that offer the best growth opportunities. Today, twelve major licensees use our solution (with Holland Casino expected to come on line in June 2007) and are benefiting from increased player traffic and revenue growth derived from the central poker room they share, which currently attracts more than 6,000 concurrent online players at peak, down from a peak of over 9,000 players earlier in 2006, primarily because of the industry-wide impact of the UIGEA and the exit of Betfair and the Ritz Club Online from the poker room in the fourth quarter.

As a result, our Internet poker fees rose 25.6% reaching $33.9 million (2005: $27.0 million) and exceeded the industry growth rate of 21.0% (source: GBGC). These fees accounted for 32.6% of revenue (2005: 31.3%).

In 2006, we continued to expand our game suite in our core casino business with a succession of new themes and variations. New games help re-energize players and drive increased revenue for our licensees and CryptoLogic. During 2006, we released more than 49 casino games between two major releases, including:

•

More of our multi-currency jackpot video slot games featuring popular Marvel action characters, including Thor, Silver Surfer, Elektra, and Ghost Rider, which brands have been exclusively licensed for CryptoLogic-developed games;

•

The first and only play-for-real slot version of CubisTM, the highly popular, award-winning, three-dimensional puzzle game that is among the most popular games played on AOL, MSN and other major portals. CryptoLogic has the exclusive license to CubisTM in online gaming for five years;

•	Texas Hold’em Bonus PokerTM—the first-ever online version of the popular land-based casino game, combining the popularity of poker with the excitement of a casino card game; and
•	Frightmare Jackpot Slots—classic horror-themed jackpot and bonus slots featuring armies of the undead, warlocks and witches

Together, these new game releases represented over 20% of licensee revenue in December 2006. As a result of new game introductions, our online casino revenue rose 11.7% to $59.2 million in 2006 (2005: $53.0 million), despite the fact that this market is more developed. Internet casino remains our core business, representing 56.9% of our total revenue in 2006 (2005: 61.4%).

During 2006, we also introduced support in our e-cash software for Click2Pay, a payment method that is extremely popular in the German market. We have also enhanced our back-office offering with improved business intelligence and data mining solutions to help our licensees retain and re-activate lapsed players. Finally, we introduced the “Interactive Intelligence” technology platform for our 24/7 contact centre, which automatically routes player requests, whether by telephone, fax, emails or chat, to the best representative. The new support system improves player retention through faster, more personal service by connecting players with customer service representatives who have the right skill set in the right language.

Intellectual Property

As a leading software developer in the Internet gaming industry, our business is based on licensing our gaming software and related proprietary e-commerce technology and support services through WagerLogic. Licensing contracts generally extend three years in term, are exclusive and have renewal provisions, which provide us with a recurring revenue stream. We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is in part dependent upon our ability to protect our proprietary information and technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have provided restricted access to our software products’ source codes. Our source codes are proprietary to us and we attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our product or otherwise obtain and use information that we regard as proprietary.

We have patents and trademarks in certain jurisdictions and are in the process of applying for further trademark registrations and patents, which may provide protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become well known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

We also have licensing agreements with third parties for intellectual property that we use in the provision of our gaming software and services, which are subject to renewal. Management is not aware of any instances where the Company has breached others’ intellectual property; however due to the complex and sophisticated nature of the business, there can be no assurance that there has been no unintentional breach of some parties’ intellectual property rights.

Cycles

Historically, we have experienced slower revenues in the second and third quarters, as the use of the Internet is not as strong in the summer months, when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

Economic Dependence

In 2006, our top 7 licensees accounted for 84% of total revenue. In addition our licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or their license in their respective jurisdictions or a material change in the terms of the license agreements could have a material adverse effect on our business, revenues, operating results and financial condition. One customer contract comes up for renewal in 2007.

Changes to Contracts

The Company’s online gaming software solution and services are licensed to third-party gaming operators around the world. Licensing contracts generally extend 3 years, are exclusive, and have renewal provisions, which provide us with a long term ongoing revenue stream. Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements. There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contract, which could adversely affect our business, revenues, operating results and financial condition. One customer contract comes up for renewal in 2007.

Employees

As at December 31, 2006, our Company, including our subsidiaries, employed 400 people, with 256 employees located in Canada and 144 located internationally.

Foreign Operations

The vast majority of our revenues is derived from licensing and support fees in countries outside North America. The Company and our licensees are subject to local laws and regulations in those jurisdictions in which they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, others have demonstrated acceptance of such activities. Currently, approximately 85 jurisdictions worldwide regulate or are in the process of legalizing some form of Internet gaming (source: River City Group).

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which the Company and its licensees operate, and in which our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

Our ability to expand our business in certain countries will require modification of our products, particularly domestic language availability, currency support and potentially the development of new games that have greater regional appeal. There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Risk Factors

CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties. In addition, readers should carefully review the risk factors described in the Company’s 2006 Management’s Discussion and Analysis filed with various Securities Commissions.

Industry Risks

Government Regulation

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees hold government licenses to operate Internet gaming sites in the Netherlands Antilles. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming.

While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these European Union (EU) member states are in contrast with a favourably-viewed ruling from the European Court of Justice and have prompted the European Commission (EC) to look at creating new legislation that could harmonize online gaming within the EU, in line with the EC’s goal to encourage a free and open cross-border market.

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. Legislation designed to prohibit Internet gaming was enacted on October 13, 2006 in the United States (UIGEA), and may be adopted in other jurisdictions.

Future decisions may have a material impact on our operations and financial results. There is a risk that governmental authorities may view us or our licensees as having violated the local law of their end users, despite CryptoLogic’s requirement that each licensee is licensed to operate an Internet gaming business by the governmental authority of the country in which the gaming servers associated with the licensees’ gaming operations are located. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that prohibiting legislation will not be proposed and passed in potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the UK and Continental Europe. Some of these developments can be considered as positive and some as negative. In this regard a brief summary of the regulatory situation in the UK and Europe follows:

United Kingdom

In April 2005, the UK enacted law to regulate online gaming for the first time in that jurisdiction. The British government is currently finalizing the underlying rules and codes and tax structure to establish its new regulatory framework. However, while the regulation of on-line gaming by the United Kingdom is generally considered as being positive, there is no assurance that the UK regulatory regime will provide a commercially-viable market and may create restrictions that can have a material adverse effect on our customers, our business, revenues, operating results and financial condition.

Europe

France and Germany

France and Germany in particular appear to moving towards imposing greater restrictions on internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. It is possible that adverse legal developments in these countries could have a material adverse impact on the Company and/or it licensees.

Italy and Spain

With respect to Italy and Spain, recent willingness to regulate certain forms of internet gaming could be perceived as indicative of a liberalization of the internet gaming industry as a whole in those countries. However, at present, the form of regulation put forward by these jurisdictions has failed to create attractive market conditions for our licensees. As such, notwithstanding the fact that these markets may appear to be liberalizing, in practice, they have not liberalized in a manner, or to a degree, that is helpful to the Company or its licensees. The Company and its licensees remain at risk that Italy and Spain may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by these countries.

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Holland

It is expected that the agreement with the state-sponsored casino operator, Holland Casino, to supply casino and poker room software for the Dutch market will be very positive for the Company. However, various of the licensees of the Company presently operate in the Dutch market. In the event that the Dutch government seeks to take steps to protect the on-line business of Holland Casino by discouraging other operators from operating the Dutch marketplace, either through changes in legislation or enforcement measures, it is possible that the Company’s licensees could be adversely impacted.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with on-line operators by taxing their citizens’ winnings. Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources are. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company’s licensees. However, it is expected that individuals gaming with operators based within the EU will not have their winnings taxed in this manner.

Payment Processing

With the enactment of the UIGEA, financial institutions in the United States ceased to accept online gaming transactions This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues in the fourth quarter of 2006. There can be no assurance that other financial institutions or credit card issuers outside the United States will not enact additional restrictions. Any such developments would have a material adverse effect on our business, revenues, operating results and financial condition. The loss of a major payment option could have a material adverse affect on our business.

There can be no assurance that our systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction contrary to land-based gaming activities that are primarily cash processors. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Business Risks

Internet Viability and System Infrastructure and ReliabilityThe growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet’s viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of our software depend on Internet service providers, online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

Market Demand

The Internet gaming industry continues to evolve rapidly and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our production services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Security

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

Reliance on Other Parties

Our electronic commerce product relies on Internet Service Providers (ISPs) to allow our licensees’ customers and servers to communicate with each other. If ISPs experience service interruptions, it may prevent communication over the Internet and impair our ability to carry on business. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the capability of our system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Competition

Licensees of our software compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our gaming software or our e-cash systems and support be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to our known current competitors.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

Dependence on Licensees

In fiscal 2006, our top 7 licensees accounted for 84% (2005: 90%) of our total revenue. In addition, all our key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees, or the loss of their license in their respective jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Chargebacks

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and shut off of the payment option. Chargebacks are any deposit transaction credited to a user’s account that is later reversed or repudiated. While the Company has fraud control measures to minimize exposure and provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions.

Foreign Operations

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Foreign Exchange

Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British pound sterling, Euros, and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Legal Proceedings

We, and certain of our subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

Intellectual Property

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patent and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology.

Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third parties’ intellectual property rights by the Company, and any adverse judgement in this regard could have a material adverse effect on our business, revenues, operating results and financial condition.

Hiring and Retaining Employees

Our future success is dependent on certain key management and technical personnel. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Managing Rate of Growth

We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that will put pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of our business strategy, we may make acquisitions of, or significant investments in, businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; changing technology approach and requirements, the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

Stock Volatility

The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ National Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares.

Item 5:    DIVIDENDS

On September 10, 2003, CryptoLogic’s Board of Directors adopted a quarterly dividend policy, the first in our history. The Board declared our inaugural quarterly dividend of $0.03 per common share (annual rate of $0.12), paid on November 24, 2003. On November 4, 2004, CryptoLogic’s Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid on December 15, 2004. On the dividend’s third anniversary, a subsequent increase to $0.07 per common share per quarter (annual rate of $0.28) was announced on November 1, 2005, commencing with the quarterly dividend paid December 15, 2005. On May 9, 2006, the Company announced a further increase to $0.12 per share (annual rate of $0.48). On February 14, 2007, a dividend of $0.12 per share was announced, the same rate as the prior four quarters. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

Item 6:    DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares. As of December 31, 2006, there were 13,641,234 common shares issued and outstanding. The common shares entitle holders to one vote per share at all shareholder meetings. Common shareholders are also entitled to receive any dividends declared by the Board of Directors.

Item 7:    MARKET FOR SECURITIES

Our common shares have been listed for trading on the Toronto Stock Exchange since September 30, 1998 under the symbol “CRY”, on the NASDAQ Global Select Market (formerly NASDAQ National Market) since March 20, 2000 under the symbol “CRYP”, and on the Main Market of the London Stock Exchange since September 15, 2003 under the symbol “CRP.” The following table provides the monthly trading information of the Company’s shares on the Toronto Stock Exchange for the year ended December 31, 2006*:

*	Trading information is in Canadian dollars, except the number of trades and volume traded.

Item 8:    DIRECTORS AND OFFICERS

The names of the directors and senior officers of our Company at March 28, 2007, their municipalities of residence, their respective positions with our Company and the date upon which they were first elected as a director or officer of CryptoLogic are set out in the table below:

Name and Municipality of Residence	Principal Occupation	Date of First Election as Director(5)/Officer	Common Shares Held as at March 28, 2007(6)	Options Held as at March 28, 2007(6	LTIP Units Held as at March 28, 2007
Robert H. Stikeman(2)(4) Toronto, Ontario	• Chairman of the Board and Director of the Company • Partner, Stikeman, Graham, Keeley & Spiegel LLP (a law firm)	March 7,1996	5,000	92,000	Nil
Randall Abramson(1)(3)(4) Toronto, Ontario	• Director of the Company • President, Trapeze Capital Corp. and co-founder and Chief Executive Officer of its affiliate, Trapeze Asset Management Inc.	May 1, 2003	0	9,999	Nil
Stephen H. Freedhoff, CA, CFP(1)(2)(3) Toronto, Ontario	• Director of the Company • Self-employed consultant	May 1, 2003	0	13,333	Nil
Lewis N. Rose, CA(7) Toronto, Ontario	• Director of the Company • President and CEO of the Company	July 15, 2002	10,000	Nil	8,000
Nigel Simon(1)(3) London, England	• Director of the Company • Self-employed consultant	September 2, 2005	1,600	55,000	Nil
Stephen B. Taylor, CA Toronto, Ontario	• CFO of the Company	August 8, 2005	3,700	77,500	25,000
Michael Starzynski Toronto, Ontario	• CTO of the Company	March 17, 2003	5,000	28,750	37,500
Andrew Goetsch Toronto, Ontario	• VP, Poker Software Development	December 20, 2004	500	56,500	22,500
Justin Thouin Toronto, Ontario	• VP, Casino Software Development	August 1, 2006	0	30,250	14,500
Marilyn Shabot Toronto, Ontario	• VP, Human Resources	January 14, 2003	0	5,000	4,500

Notes:

1.	Member of Audit Committee
2.	Member of Corporate Governance & Compliance Committee
3.	Member of Compensation Committee
4.	Member of Nominating Committee
5.	Each director is elected annually to hold office until the next annual meeting of shareholders.
6.	Common shares beneficially owned, directly or indirectly, or exercised control or direction over by director or officer
7.	Lewis Rose was appointed Interim President and CEO of the Company on July 15, 2002 and appointed President and CEO on March 7, 2003

As of March 28, 2007, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 0.19% of the issued and outstanding common shares of the Company.

Further details for each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.

Robert H. Stikeman was named Chairman of the Board in May 2003, has been a Director since May 2002 and also serves as the Company’s Secretary. He has been a partner for the past 20 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. His firm acts as outside counsel to the Company. Mr. Stikeman plays a key role in guiding CryptoLogic’s legal and compliance strategies, and has since 1996. He is also Chairman of two Board committees: the Nominating Committee and the Compliance and Corporate Governance Committee.

Randall Abramson is co-founder and President of Trapeze Capital Corp. and co-founder and Chief Executive Officer of its affiliate, Trapeze Asset Management Inc., both Toronto-based portfolio management firms for high net worth individuals and institutions. Prior to founding Trapeze Capital and Trapeze Asset, Mr. Abramson was a portfolio manager and analyst at wealth management firm, Connor Clark & Company from 1996 to 1998, and prior thereto, was a portfolio manager and analyst at institutional money manager, Hodgson Roberton Laing Limited (now Yield Management Group) from 1991 to 1996.

Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Previously, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff is also Chairman of the Company’s Audit Committee.

Lewis N. Rose, CA was appointed Interim President and Chief Executive Officer on July 15, 2002, and was appointed President and Chief Executive Officer on March 7, 2003. Mr. Rose was also appointed to the Board on May 1, 2003. He has two decades of experience in the consumer products, entertainment and financial services sectors in leadership roles at some of North America’s best-known companies.From 2000 to 2002, he was CEO of E-TV Interactive Technologies Inc., a private interactive technology company. From 1998 to 2000, he was President and a Director of Alliance Atlantis Communications Inc., one of the largest publicly traded television and film entertainment companies in Canada, and President and a Director of its predecessor, Atlantis Communications Inc., from 1997 to 1998. Mr. Rose was previously Chief Financial Officer and a Director of Maple Leaf Foods Inc., the largest publicly traded food-processing company in Canada, and President of Maple Leaf’s Grocery Products Division. Before that, Mr. Rose was Assistant Vice President in the Mergers and Acquisition Group of Wood Gundy Inc. (now CIBC World Markets). Mr. Rose obtained his Chartered Accountant designation with Coopers & Lybrand (now PricewaterhouseCoopers).

Nigel Simon has been a self-employed consultant since January 2005. Previously, he held senior management and marketing roles for 20 years with Gallaher Group PLC, an approximately $4 billion FTSE 50 and NYSE-listed international tobacco company based in the UK, with sales in 69 countries and manufacturing locations in the UK, Austria, Kazakhstan, Poland, Romania, Russia, Ukraine and Sweden. Most recently, Mr. Simon led a multi-billion-dollar business in Continental Europe for Gallaher. He served for 7 years as a Main Board Director of Gallaher, held positions as Chairman of Germany’s largest vending retailer, and as a Board member for Germany’s largest convenience store wholesaler. He also serves as a trustee for a major UK charity and as a mentor for the Prince’s trust charity – a charity founded by the Prince of Wales to help less-privileged young adults get their start in business. Mr. Simon is Chairman of CryptoLogic’s Compensation Committee.

Stephen B. Taylor, CA was appointed Chief Financial Officer on August 8, 2005 and brings more than two decades of experience in financial and business management, public markets, and mergers and acquisitions. Mr. Taylor is a Chartered Accountant. From 2001 to 2005, he was President of BCL Advisors Inc., an investment banking company affiliated with Seale & Associates of Arlington, VA, which he founded. From 2002 to 2004, Mr. Taylor also served as Executive Vice President and Chief Operating Officer of Buffett, Taylor & Associates, a benefits consulting and wellness practice, functioning as Executive in Residence. Previous posts included senior financial and corporate roles at Derlan Industries, a TSX-listed aerospace company; President and Chief Operating Officer of Spellcaster Telecommunications, an early-stage private software company; and Vice President of Mergers and Acquisitions with Ernst & Young’s corporate finance practice. Mr. Taylor spent the first 11 years of his career Coopers & Lybrand (now PricewaterhouseCoopers) auditing multinational clients in the manufacturing, mining and financial services sectors.

Michael Starzynskiwas appointed Chief Technology Officer on March 17, 2003, and has more than 20 years of global information technology experience in both the telecommunications and financial services sectors at some of North America’s largest companies as well as leading entrepreneurial organizations. From 2000 to 2003, he was Chief Technology Officer of Financial Models Company, a leading provider of investment management systems and services. From 1998 to 2000, he was Chief Technology Officer of SRG Software Inc., a software and consulting services company. Previously he was Chief Technology Architect at CGI Canada, and had been thirteen years with Bell Canada, Canada’s leading telecommunication service provider prior to that.

Andrew Goetsch joined CryptoLogic as Vice President, Poker Software Development on December 20, 2004. Mr. Goetsch’s extensive strategic planning and poker experience is helping CryptoLogic continue the development of its software product plans in the online poker market. He is an experienced poker player who has had several final table appearances, and more than 200 “in the money” finishes in tournaments held both online and around the world, including the main event in the 2004 World Series of Poker.

As a senior executive with over 20 years experience in strategic planning, technology, finance and mergers and acquisitions, Mr. Goetsch has increased sales and profits for consumer goods and manufacturing companies. He obtained his Certified Public Accountant designation with Coopers & Lybrand (now PricewaterhouseCoopers).

Justin Thouin is the Vice President of Casino Software Development at CryptoLogic Inc., and has been with the company since July 21, 2003. Mr. Thouin leads the strategic direction of CryptoLogic’s Internet casino suite to ensure that the Company continues to lead the market in innovation. He is responsible for player research to drive game development and for developing strategic partnerships with such top brands as Marvel and Bejeweled. Prior to his tenure at CryptoLogic, Justin worked at Maple Leaf Foods, Canada’s largest food company, in a variety of roles including consumer marketing, sales, and finance. Justin has a Commerce (Honours) degree from Queen’s University in Kingston Ontario, a leading Canadian business school.

Marilyn Shabot was appointed Vice President, Human Resources on January 14, 2003, having joined CryptoLogic in March 2002 as Director, Human Resources. Ms. Shabot has more than 15 years in human resources with extensive experience in recruiting at all levels, department set-up, policy development, group benefit design, training assessment and implementation, and employee relations. From 2000 to 2002, she was Manager of Human Resources with Documentum Canada (The Bulldog Group Inc.), a leading provider of content management solutions. From 1997 to 2000, Ms. Shabot was Manager of Human Resources with Simcoe Parts Service Inc., an affiliate of Honda Canada Manufacturing.

Conflicts of Interest

Robert Stikeman is Chairman of CryptoLogic’s Board of Directors and reports to the Board, not to management. Mr. Stikeman is a partner in a law firm that provides advice to the Company. While the Company does not believe that there is any material conflict of interest, as in any situation, there is potential for conflict when outside counsel is also a member of the Board. The Company does not believe Mr. Stikeman’s relationship with the Company should reasonably be perceived to materially interfere with his ability to act in the best interests of the Company; however, under Toronto Stock Exchange Guidelines, he is considered a “related director”, as he has a business relationship with the Board as a paid advisor.

Item 9:    AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company to disclose in its Annual Information Form certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter (Terms of Reference)

The Audit Committee has a charter which is provided in Schedule “A” hereto.

Composition of the Audit Committee

The members of the Audit Committee are Stephen Freedhoff, Randall Abramson and Nigel Simon. All members are “independent” within the meaning of MI 52-110. All members are considered to be “financially literate”. A member is considered financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Company’s financial statements. A member of the committee is independent if the member has no direct or indirect material relationship with the Company which could in view of the Board of Directors reasonably interfere with the exercise of the member’s independent judgment.

Relevant Education and Experience

Stephen Freedhoff, CA, CFP was a partner of a Canadian national accounting firm for 30 years and has extensive experience with public company financial reporting. He is Chairman of the Audit Committee.

Randall Abramson is a Chartered Financial Analyst and has been a portfolio manager for 13 years. He is is co-founder and President of Trapeze Capital Corp. and co-founder and Chief Executive Officer of its affiliate, Trapeze Asset Management Inc., both portfolio management firms, and as such has extensive knowledge of public company financial reporting.

Nigel Simon has held senior management roles for 20 years with an approximately $4 billion FTSE 50 and NYSE-listed international company and studied corporate finance at the London Business School in England, and is familiar with financial reporting and accounting issues.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s recently completed financial year did the Company rely on exemptions in MI 52-110 (2.4), (3.2), (3.3(2)), (3.4), (3.5), (3.6), (3.8) or Part 8.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor that was not accepted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee Charter sections 3(2)(f) and (g) require the Audit Committee to review all non-audit engagements of the auditor, and these reviews are individually considered on a case by case basis.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by KPMG LLP, to the Corporation to ensure auditor independence. Fees payable to KPMG LLP for audit and non-audit services in the last two fiscal years are outlined in the following table:

Years ended December 31, (In thousands of US dollars)	2006	2005

Audit Fees(1)	$505	$294
Audit-Related Fees(2	$109	$77
Tax Fees(3)	$372	$187
All Other Fees(4)	$34	$14

Total:	$1,020	$572

Notes:

1.

Audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies, the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and review of documents filed with US, Canadian and UK securities regulatory authorities.

2.	Audit-related fees were for advisory services related to Sarbanes-Oxley (Section 404).

3.

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, expatriate advisory services as well as advisory services relating to federal, provincial and international tax compliance for customs and duties, and regarding common forms of domestic and international taxation (i.e. income tax, VAT, GST and excise taxes).

4.	Other fees were for services other than audit fees, audit-related fees and tax fees as described above. These services included probity checks of employees and licensees and call centre advisory.

Item 10:    LEGAL PROCEEDINGS

As at March 28, 2007 (being the latest practicable date prior to the publication of this document) the Company and its subsidiaries are not involved nor have they been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which the Company or its subsidiaries are aware) which may have or had in the past 12 months a significant effect on our financial position.

Given the nature of the business environment in which we operate and the relative strength of our financial position, other third parties have threatened to issue legal proceedings against the Company based on alleged infringement of patents, trademark, copyright and/or other intellectual property rights. None of these threats has as yet resulted in legal proceedings, although there can be no assurance that the assertion of such claims will not result in litigation or that the Company would prevail. An adverse determination in litigation proceedings could subject the Company to significant liabilities to third parties. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licences may not be available to the Company on satisfactory terms, if at all.

The Company closely monitors the progress of all threatened litigation and, where the Directors consider it appropriate, makes the appropriate provisions and reserves in its financial statements for litigation contingencies that are likely to result in material exposure and the amount is quantifiable.

Item 11:    TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agents are Equity Transfer & Trust Company Inc. (Toronto, Canada) and Continental Stock Transfer & Trust Company (New York, USA).

Item 12:   NAME OF EXPERTS

KPMG LLP, Chartered Accountants, has audited the consolidated financial statements of the Company for the years ended December 31, 2006 and 2005. KPMG LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario

Item 13:   ADDITIONAL INFORMATION

Additional information regarding the Company, including directors’ and officers’ remuneration, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, if applicable, will be contained in the Company’s information circular. Additional financial information is provided in the Company’s comparative consolidated financial statements and notes thereto and Management’s Discussion and Analysis for the fiscal year ended December 31, 2006, which have been filed with the Ontario Securities Commission, the US Securities and Exchange Commission and the London Stock Exchange and will be provided in the Company’s 2006 Annual Report.

Copies of the above documents and additional copies of this Annual Information Form may be obtained upon request by contacting the Company’s Investor Relations Department at the head office located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, telephone: 416-545-1455, fax: 416-545-1454, e-mail: investor.relations@cryptologic.com and have been filed and are available on SEDAR (www.sedar.com).

Marvel and all related character names and the distinctive likeness thereof: TM and © 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com

SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE

1	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) of the Company is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

2.	COMPOSITION, PROCEDURES AND ORGANIZATION

2.1

The Committee shall consist of at least three members of the board of directors of the Company (the “Board”), each of whom shall be, in the determination of the Board, “unrelated” as that term is defined by the Toronto Stock Exchange Corporate Governance Guidelines, as amended from time to time, and Multilateral Instrument 52-110 where applicable, and the majority of whom shall be resident Canadians.

2.2

At least one member of the Committee shall be, in the determination of the Board, based on industry standards, “financially literate”, and at least one member of the Committee must have, in the determination of the Board, “accounting or related financial expertise”.

2.3

For the purposes of these terms of reference, a person is “financially literate” who, in the determination of the Board, based on industry standards, has the ability to understand financial statements of a breadth and level appropriate for complexity appropriate for the Company, and to evaluate the appropriateness and quality of financial reports to unit holders, with reference to balancing management’s objectives, investor pressures for earnings and revenues, balance with generally accepted accounting principles and auditing standards, and underlying business performance.

2.4

For the purposes of these terms of reference, a person who has “accounting or related financial expertise” has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller or principal accounting officer of an issuer, or from a position involving the performance of similar functions: (i) an understanding of Canadian generally accepted accounting principles, auditing standards, and financial statements; (ii) experience in the preparation or auditing of financial statements of generally comparable issuers, and (b) the application of Canadian generally accepted accounting principles and standards in connection with the accounting for estimates, accruals and reserves; (iii) experience with internal accounting controls and procedures and the verification of same; and (iv) an understanding of audit committee functions.

2.5

The Board, at its organizational meeting held in conjunction with each annual meeting of shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee.

2.6

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from amongst their number. The chair shall be an “unrelated” director and shall not have a second, or casting, vote.

2.7

The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors and its legal counsel, and to such information respecting the Company as it considers to be necessary or advisable in order to perform its duties.

2.8	Notice of every meeting shall be given to the external auditors, who shall, at the expense of the Company, be entitled to attend and to be heard thereat.

2.9	Meetings of the Committee shall be conducted as follows:

(a)	the Committee shall meet on a regular basis, at such times and at such locations as the chair of the Committee shall determine;

(b)	the external auditors or any member of the Committee may call a meeting of the Committee;

(c)

any director of the Company may request the chair of the Committee to call a meeting of the Committee and may attend such meeting to inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the chair of the Committee;

(d)	the external auditors and management employees shall, when required by the Committee, attend any meeting of the Committee; and

(e)	the Committee may require any attendee at a meeting who is not an “unrelated” director to excuse himself from any meeting.

2.10

The external auditors may communicate directly with the chair of the Committee and may meet separately with the Committee. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee through the chair any matter involving questionable, illegal or improper practices or transactions, with open access to the Committee through appropriate channels that ensure the employee’s confidentiality and job security, as appropriate.

2.11

Compensation to members of the Committee shall be limited to director’s fees, either in the form of cash or equity, and members shall not accept consulting, advisory or other compensatory fees from the Company (other than as members of the Board and Board committee members).

2.12

The Committee as a whole or any individual member of the Committee is authorized, at the Company’s expense, to retain independent counsel and other advisors as it determines necessary to carry out its duties.

3.	DUTIES

3.1	The overall duties of the Committee shall be to:

(a)	assist the Board in the discharge of its duties relating to the Company’s accounting policies and practices, reporting practices and internal controls;

(b)	establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

(c)	oversee the co-ordination of the activities of the external auditors;

(d)	ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls;

(e)

monitor the credibility and objectivity of the Company’s financial reports and satisfy itself that adequate procedures are in place for the review of Company information extracted from the financial statements;

(f)	report regularly to the Board on the fulfillment of the Committee’s duties;

(g)	establish procedures for the receipt and retention of complaints received by the Company regarding accounting, audit, and control matters;

(h)	assist the Board in the discharge of its duties relating to risk assessment and risk management; and

(i)	review and approve the hiring policies regarding employees or former employees of the external auditor.

3.2	The duties of the Committee as they relate to the external auditors shall be to:

(a)

review management’s recommendations for the appointment of external auditors, and in particular their qualifications and independence, and to recommend to the Board a firm of external auditors to be engaged to provide audit services;

(b)

review, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31 or any successor legislation, and the planned steps for an orderly transition;

(c)

review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31 or any successor legislation, on a routine basis, whether or not there is to be a change of external auditor;

(d)	review the engagement letters of the external auditors, both for audit and non-audit services and recommend to the Board their compensation;

(e)	review the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditors;

(f)

review the nature of and fees for any non-audit services performed for the Company by the external auditors and with outside legal advice confirm that the nature and extent of such services does not contravene the requirements of applicable legislation that require the firm’s independence be maintained in carrying out the audit function; and

(g)	pre-approve all non-audit services to be provided to the Company or its affiliates by the external auditor.

3.3	The duties of the Committee as they relate to audits and financial reporting shall be to:

(a)	review the audit plan with the external auditor and management;

(b)

review with the external auditor and management any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, and key estimates and judgments of management that may in any such case be material to financial reporting;

(c)	review the contents of the audit report;

(d)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	review the scope and quality of the audit work performed;

(f)	review the adequacy of the Company’s financial and auditing personnel;

(g)

review the co-operation received by the external auditor from the Company’s personnel during the audit, any problems encountered by the external auditors and any restrictions on the external auditor’s work and resolve disagreements between management and the external auditor regarding financial reporting;

(h)	review the internal resources used;

(i)

review the evaluation of internal controls by the internal auditor (or persons performing the internal audit function) and the external auditors, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses;

(j)

review the appointments of the chief financial officer, internal auditor (or persons performing the internal audit function) and any key financial executives involved in the financial reporting process;

(k)

review and recommend to the Board, the Company’s annual audited financial statements and those of its subsidiaries in conjunction with the report of the external auditors thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(1)

review and recommend to the Board, the Company’s interim unaudited financial statements, MD&A and press release, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(m)

establish a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and employees’ confidential anonymous submission of concerns regarding accounting and auditing matters;

(n)	review the terms of reference for an internal auditor or internal audit function;

(o)	recommend to the Board each year the external auditor to be nominated , and their compensation

3.4	The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:

(a)

review changes to accounting principles of the Canadian Institute of Chartered Accountants and their US and UK counterparts which would have a significant impact on the Company’s financial reporting as reported to the Committee by management and the external auditors;

(b)	review the appropriateness of the accounting policies used in the preparation of the Company’s financial statements and consider recommendations for any material change to such policies;

(c)	review the status of material contingent liabilities or accruals as reported to the Committee by management;

(d)	review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;

(e)	review any errors or omissions in the current or prior year’s financial statements and establish guidelines for re-statement;

(f)

review and approve before their release all public disclosure documents containing audited or unaudited financial information, including all press releases, prospectuses, annual reports to shareholders, annual information forms and management’s discussion and analysis;

(g)	oversee and review all financial information and earnings guidance provided to analysts and rating agencies; and,

(h) ensure adequate procedures are in place for management review of public disclosure of financial information as required by statute

3.5	The other duties of the Committee shall include:

(a)	reviewing any inquires, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(b)	formulating clear hiring policies for employees or former employees of the Company’s external auditors;

(c)	reviewing annual operating and capital budgets;

(d)	reviewing the funding and administration of the Company’s compensation and pension plans;

(e)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(f)	inquiring of management and the external auditors as to any activities that may be or may appear to be illegal or unethical; and

(g)	any other questions or matters referred to it by the Board.